LYELL IMMUNOPHARMA, INC.

400 East Jamie Court, Suite 301

South San Francisco, California 94080

June 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Kluck and Laura Crotty

Re:	Lyell Immunopharma, Inc. Registration Statement on Form S-1, as amended (File No. 333-256470) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lyell Immunopharma, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on June 16, 2021, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP at (415) 693-2177 or, in his absence, Charlie Kim of Cooley LLP at (858) 550-6049.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Lyell Immunopharma, Inc.

/s/ Heather Turner
By:	Heather Turner
Title:	Chief General Counsel

cc:	Elizabeth Homans, Lyell Immunopharma, Inc.

Charles Newton, Lyell Immunopharma, Inc.

Charlie Kim, Cooley LLP

David Peinsipp, Cooley LLP

Chad Mills, Cooley LLP

Brian Cuneo, Latham & Watkins LLP

Shayne Kennedy, Latham & Watkins LLP